Triant Technologies Inc.

580 – 1122 Mainland Street

Vancouver, British Columbia

Canada V6B 5L1

TRIANT

Tel: 604.697.5090

Fax: 604.681.1106

e-mail: mail@triant.com

CONTACTS:

Robert Heath, CEO / Mark Stephens, CFO

Triant Technologies Inc.

604.697.5090

mail@triant.com

FOR IMMEDIATE RELEASE

Triant Wins Hynix 300mm Business

VANCOUVER, CANADA — JUNE 23, 2004 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF), which delivers advanced process control (APC) solutions to the semiconductor industry, today announced that Hynix Semiconductor Inc., one of the world’s leading manufacturers of memory chips, has purchased a fab-wide license of Triant’s APC software for its first 300mm wafer fabrication plant (fab) in Icheon, South Korea. This new factory, designated by Hynix as M10, will deploy ModelWare, Triant’s advanced fault detection solution, for monitoring the health of the complex equipment used in the manufacturing process for semiconductors.

This is the latest in a series of orders Triant has received from Hynix. In the past nine months, Hynix has purchased and installed three fab-wide licenses for ModelWare for use in its existing 200mm fabs at Hynix’s M7, M8 and M9 fabs.

“We are very pleased that Hynix, a world-class semiconductor manufacturer, has selected ModelWare for its new 300mm fab”, stated Robert Heath, Triant’s CEO. "This win in the rapidly emerging 300mm market further enhances the growing recognition of Triant’s leading APC solutions around the world. With more than fifteen fab-wide licenses of ModelWare deployed on more than 4,000 pieces of equipment, we believe we are the leader in fab-wide APC solutions.”

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

About Hynix Semiconductor Inc.

Hynix Semiconductor Inc. designs, manufactures and sells semiconductor products to a wide range of established, international customers. Hynix is one of the world’s largest manufacturers of Dynamic Random Access Memory chips, or DRAMs, the most widely utilized type of memory semiconductor, with a worldwide market share of 16.6% in 2003 as measured by units. In addition to DRAMs, Hynix designs, develops and manufactures other types of memory semiconductors such as Static Random Access Memory chips (“SRAMs”) and Flash memory chips. Hynix also engages in the design and manufacture of System Integrated Circuits (“System ICs”) including Application-Specific Solution Products (“ASSPs”), which are semiconductor circuits designed to implement a specific application function and foundry services, which involve the provision of wafer fabrication services to semiconductor suppliers and system companies using their proprietary designs.

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.